EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
(in thousands, except ratio)	2017	2016	2015	2014	2013
Earnings:
Net income	$756,152	$374,925	$253,391	$255,998	$190,411
Add:
Provision for income taxes	(146,622)	205,313	139,562	138,778	103,031
Fixed charges	334,186	327,814	306,937	263,982	225,740
Less:
Capitalized interest	(46,049)	(40,883)	(40,118)	(42,775)	(32,659)
Earnings as adjusted (A)	$897,667	$867,169	$659,772	$615,983	$486,523

Fixed charges
Interest expense	$287,371	$286,201	$266,144	$220,590	$192,370
Capitalized interest	46,049	40,883	40,118	42,775	32,659
Interest factors of rents(1)	766	730	675	617	711
Fixed charges as adjusted (B)	$334,186	$327,814	$306,937	$263,982	$225,740
Ratio of earnings (loss) to fixed charges ((A) divided by (B))	2.69	2.65	2.15	2.33	2.16

(1)Estimated to be 1/3 of rent expense.